Exhibit 99.1

News Release

March 8, 2021

Turquoise Hill announces financial results and review of operations for 2020

Turquoise Hill Resources today announced its financial results for the year ended December 31, 2020. All figures are in U.S. dollars unless otherwise stated.

“2020 was an important year for Turquoise Hill. In the face of the COVID-19 pandemic that dominated 2020, the Oyu Tolgoi mine achieved another year of excellent operational results, with copper production in-line with original guidance, and gold production exceeding original forecasts,” stated Peter Gillin, Chair of the Board of Directors of Turquoise Hill.

“In addition to our operational excellence, the Oyu Tolgoi team posted a new record safety performance while open-pit operations continued uninterrupted throughout the entire year. Focusing on the underground, milestones achieved during 2020 included updating the mine design and completing both the 2020 Oyu Tolgoi Technical Report and the Definitive Estimate. Overall, the underground lateral development has now reached 53,000 equivalent meters with development required before first drawbell substantially complete, and all surface infrastructure required to support first sustainable production of the Hugo North Lift 1 Panel 0 built. Although we continue to face many challenges, we remain on track in bringing Panel 0 to first sustainable production in October 2022.”

Mr. Gillin noted that the Company, subsequent to its year end and as previously disclosed, had recently announced a change to its senior management team with the resignation of Ulf Quellmann as Chief Executive Officer and the appointment of Mr. Steve Thibeault as Interim CEO. “On behalf of the Board and management of Turquoise Hill and the Oyu Tolgoi team, I want to thank Ulf for his contributions to the Company during his tenure including the advancing of the financing plan for the project. I am also pleased to welcome Steve Thibeault as our Interim CEO. Over the course of his career, Mr. Thibeault has held senior finance positions at a number of international mining companies and has worked on four different continents. This is a bit of a homecoming for Steve who served as CFO of Turquoise Hill between June 2014 and April 2017. Steve’s familiarity with the Company, the Oyu Tolgoi project and Mongolia will help ensure a smooth transition and maintain our positive momentum on project development and financing.”

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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Highlights

Full Year 2020

•	Oyu Tolgoi open pit and underground workforce posted an All Injury Frequency Rate (AIFR) of 0.15 per 200,000 hours worked. This is the lowest full-year AIFR the team has achieved.

•

As at December 31, 2020, Turquoise Hill has $1.1 billion of available liquidity, which under current projections is expected to meet the Company’s requirements, including the funding of underground capital expenditure, into Q3’22.

•	Turquoise Hill currently estimates a base case incremental funding requirement of $2.3 billion, compared to $3.0 billion estimated in the Company’s Q3’20 earnings release.

•	Full year copper production of 149,631 tonnes is within the Company’s original guidance of 140,000 – 170,000 tonnes.

•	Full year gold production of 181,858 ounces outperformed the Company’s original guidance of 120,000 – 150,000 ounces as well as its updated guidance of 155,000 – 180,000 ounces.

•	Full year mill throughput of 40.2 million tonnes was slightly lower than 2019 due to processing more of the harder Phase 4B ore.

•

Revenue of $1,078.2 million in 2020 decreased 7.5% versus 2019, primarily due to lower gold production as the open pit worked through the lower grade areas of Phase 4B and Phase 6B before reaching the higher-grade copper and gold grades lower in Phase 4B, which were accessed in Q4’20 and are planned to continue throughout 2021.

•

Income was $494.6 million compared with a loss of $476.9 million in 2019 due primarily to the $0.6 billion impairment charge recorded in 2019 together with $462.0 million of additional deferred tax assets recognised in 2020 versus 2019. Income attributable to owners of Turquoise Hill was $406.3 million or $2.02 per share, compared with loss of $150.5 million or $0.75 per share in 2019.

•

Cost of sales was $2.20 per pound of copper sold and C1 cash costs[1] were $1.45 per pound of copper produced, within the updated 2020 guidance range of $1.30 to $1.70 per pound of copper produced. All-in sustaining costs[1] were $1.94 per pound of copper produced.

•

Total operating cash costs[1] of $747.9 million, which decreased 3.4% from $774.5 million in 2019, were below the low end of the 2020 guidance range of $780 million to $830 million. The decrease was driven by lower mining and milling costs[1] and certain COVID-19 related cost saving initiatives.

•

Underground capital spend of $1,021.1 million, including $94.4 million of underground sustaining capital, was within the original 2020 guidance range of $1.0 billion to $1.1 billion. Total underground spend since January 1, 2016 is now approximately $4.5 billion, including $0.1 billion of underground sustaining capital.

•	Cash generated from operating activities before interest and taxes was $371.2 million, versus $341.7 million in 2019.

1 Please refer to Section – NON-GAAP MEASURES – on page 23 of this press release for further information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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•	The project has exceeded one million tonnes of underground material moved through Shaft 2 since commissioning.

•	All surface infrastructure required to support first sustainable production of Hugo North Lift 1 Panel 0 is complete.

•	In May 2020, the updated Panel 0 mine design was approved.

•

In July 2020, the Oyu Tolgoi Feasibility Study (OTFS20) was completed, followed by Turquoise Hill filing its 2020 Oyu Tolgoi Technical Report (OTTR20) in August 2020. Both the OTFS20 and OTTR20 are based on the updated Panel 0 mine design. Engagement with the Government of Mongolia regarding OTFS20 is ongoing to enable its acceptance and subsequent approval by the board of directors of Oyu Tolgoi LLC (the Oyu Tolgoi Board).

•

In December 2020, the Definitive Estimate (DE) was completed. The DE refines the analysis contained in the OTFS20 as well as the OTTR20, and includes a revised base case project development capital cost estimate of $6.75 billion, and a revised base case Panel 0 sustainable first production forecast of October 2022. There is ongoing engagement with our partner Erdenes Oyu Tolgoi LLC (Erdenes) regarding the DE to enable its further consideration by the Oyu Tolgoi Board, which engagement includes consideration of the cost and schedule update reported in the DE by a Special Committee of the Oyu Tolgoi Board.

•

Oyu Tolgoi LLC was awarded The Copper Mark for meeting over 30 criteria for Responsible Environmental, Social and Governance (ESG) operating practices. The Copper Mark is the first and only program for responsible production in the copper industry.

Fourth Quarter 2020

•

Both copper and gold production were higher in Q4’20 versus Q4’19, benefiting from increased average head grades therefore higher recovery as mining transitioned deeper into the higher grade areas of Phase 4B. In Q4’20, Oyu Tolgoi produced 41,647 tonnes of copper and 87,812 ounces of gold compared to 32,906 tonnes of copper and 24,344 ounces of gold in Q4’19.

•	Revenue in Q4’20 of $405.1 million was 83% higher than the $221.4 million achieved in Q4’19, reflecting increases of $101.9 million and $80.3 million in revenue from copper and gold, respectively.

•	Mill throughput in Q4’20 was lower than Q4’19 due to higher overall feed hardness and decreased mill availability due to a shutdown for concentrator maintenance in December 2020.

•	Cash generated from operating activities before interest and taxes was $245.8 million in Q4’20, an increase from $42.4 million generated in Q4’19 due primarily to the increase in revenue.

•	Cost of sales of $2.08 per pound of copper sold, C1 cash costs[2] of $0.76 per pound of copper produced and all-in sustaining costs[2] of $1.45 per pound of copper produced were achieved for Q4’20.

•	Total operating cash costs[2] of $197.7 million in Q4’20 increased 1.6% from $194.6 million in Q4’19.

2 Please refer to Section – NON-GAAP MEASURES – on page 23 of this press release for further information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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•	Underground capital spend was $237.5 million in Q4’20, inclusive of $44.5 million in underground sustaining capital.

•	Access to higher copper and gold grades in Q4’20 is expected to continue throughout 2021. Shipments across the Chinese border were maintained despite COVID-19 measures in Mongolia.

•

Work on the project has continued to materially progress in line with the DE despite the COVID-19 controls and ongoing travel restrictions implemented by the Government of Mongolia. Ongoing impacts to domestic and international movement could have an impact on key project milestones.

•

Remobilisation of international shaft-sinking specialists occurred in Q4’20, with work at Shaft 4 focussed on completing all construction and commissioning activities for load testing and verification in preparation for the shaft sinking which commenced in early February 2021.

OPERATIONAL OUTLOOK FOR 2021

Oyu Tolgoi is expected to produce 160,000 to 180,000 tonnes of copper and 500,000 to 550,000 ounces of gold in concentrates in 2021 from processing of both open pit and underground development ore. The increase in gold production in 2021 compared with 2020 is the result of transitioning lower into the higher grade areas of Phase 4B. The Company has been advised by the manager that a geotechnical event in Phase 4B in December 2020 has required changes to the mine design that will slightly impact metal delivery in 2021 and 2022, but is expected to remain within the outlook range. Additional optimisation of Phase 4B is currently underway, and the Company anticipates releasing its 2022 outlook at the conclusion thereof.

Operating cash costs3 for 2021 are expected to be $800 million to $850 million.

Capital expenditure for 2021 on a cash-basis is expected to be between $110 million to $140 million for the open-pit and $1.1 billion to $1.2 billion for the underground, including underground sustaining capital expenditure but excluding any power-related expenditure. Capital expenditure for 2021 is expected to be higher than 2020 partly due to the impact of deferrals in spend from 2020 to 2021 resulting from the impact of the COVID-19 pandemic.

Open-pit capital is mainly comprised of deferred stripping, equipment purchases, tailings storage facility construction and maintenance componentization. Underground capital is inclusive of VAT. Open pit capital expenditure guidance for 2021 has reduced from the previous range of $120 million to $160 million to reflect the deferral of certain non-critical projects.

2021 C1 cash costs3 are expected to be in the range of negative $0.50 to negative $0.80 per pound of copper produced, an improvement upon 2020 due to the expected increase in gold production and higher forecast copper and gold prices. Unit cost guidance assumes the midpoint of the expected 2021 copper and gold production ranges and a gold price of $1,880 per ounce.

OUR BUSINESS

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource

3 Please refer to Section – NON-GAAP MEASURES – on page 23 of this press release for further information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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property. The Company’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC; the remaining 34% interest is held by Erdenes, a Mongolian state-owned entity.

The Oyu Tolgoi property is located approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. The property is cut by the Oyu Tolgoi trend, a 12 kilometres north-south orientated corridor which is host to the known deposits, Hugo North, Hugo South, Oyut and Heruga. Open pit mining operations commenced at Oyut in 2013. The Hugo North deposit (Lift 1) is currently being developed as an underground operation.

The copper concentrator plant, with related facilities and necessary infrastructure, was originally designed to process approximately 100,000 tonnes of ore per day from the Oyut open pit. However, since 2014, the concentrator has consistently achieved a throughput of over 105,000 tonnes per day due to improvements in operating practices. Concentrator throughput for 2021 is targeted at over 110,000 tonnes per day and expected to be approximately 40 million tonnes for the year due to improvements in concentrator performance and more favourable ore characteristics.

At the end of Q4’20, Oyu Tolgoi had a total workforce (employees and contractors), including for underground project construction, of 12,364 workers, of which over 95.4% were Mongolians.

SELECTED ANNUAL FINANCIAL INFORMATION

($ in millions, except per share information)	Year Ended December 31
	2020	2019	2018

Revenue	$1,078.2	$1,166.0	$1,180.0

Income (loss) for the year	$494.6	$(476.9)	$394.3

Net income (loss) attributable to owners of Turquoise Hill	$406.3	$(150.5)	$411.2

Basic and diluted income (loss) per share attributable to owners of Turquoise Hill	$2.02	$(0.75)	$2.04

Total assets	$13,368.8	$12,822.4	$13,312.0
Long-term liabilities
Borrowings and other financial liabilities	$4,173.5	$4,187.3	$4,187.3
Decommissioning obligations	$134.0	$104.2	$131.6
Deferred income tax liabilities	$111.7	$79.2	$47.9

Note: Annual financial information has been extracted from the audited financial statements of Turquoise Hill, which are prepared in accordance with IFRS. The long-term liabilities for the year ended December 31, 2018 does not reflect the adoption by the Company of IFRS 16 Leases as of January 1, 2019.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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SELECTED FINANCIAL METRICS (1)

	Three months ended				Year ended
($ in millions, unless otherwise noted)	4Q 2020	4Q 2019	Change %	12 months 2020	12 months 2019	Change %

Revenue	405.1	221.4	83.0%	1,078.2	1,166.0	(7.5%)

Income (loss) for the period	241.6	109.5	–	494.6	(476.9)	–

Income (loss) attributable to owners of Turquoise Hill	159.9	113.1	–	406.3	(150.5)	–

Basic and diluted income (loss) per share attributable to owners of Turquoise Hill	0.79	0.56	–	2.02	(0.75)	–

Revenue by metals in concentrates

Copper	280.0	178.1	57.2%	797.3	787.8	1.2%

Gold	120.4	40.1	200.2%	265.7	365.0	(27.2%)

Silver	4.7	3.2	46.9%	15.2	13.2	15.2%

Cost of sales	173.6	175.0	(0.8%)	669.4	743.0	(9.9%)

Production and delivery costs	125.9	125.2	0.6%	493.4	559.1	(11.8%)

Depreciation and depletion	47.7	49.8	(4.2%)	176.0	183.9	(4.3%)

Capital expenditure on cash basis	263.0	318.6	(17.5%)	1,080.5	1,308.1	(17.4%)

Underground-Development	193.0	289.7	(33.4%)	926.7	1,174.9	(21.1%)

Underground-Sustaining	44.5	-	100.0%	94.4	-	100.0%

Open pit	25.5	28.9	(11.8%)	59.4	133.2	(55.4%)

Proceeds from pre-production revenue	-	-	–	(26.1)	-	100.0%

Royalties	23.4	12.5	87.2%	63.4	64.0	(0.9%)

Operating cash costs (2)	197.7	194.6	1.6%	747.9	774.5	(3.4%)

Unit costs ($)

Cost of sales (per pound of copper sold)	2.08	2.46	(15.4%)	2.20	2.25	(2.2%)

C1 (per pound of copper produced) (2)	0.76	2.21	(65.6%)	1.45	1.37	5.8%

All-in sustaining (per pound of copper produced) (2)	1.45	2.97	(51.2%)	1.94	2.08	(6.7%)

Mining costs (per tonne of material mined) (2)	1.85	1.55	19.4%	1.80	1.88	(4.1%)

Milling costs (per tonne of ore treated) (2)	7.29	5.01	45.6%	6.35	6.48	(2.0%)

G&A costs (per tonne of ore treated)	3.28	3.49	(6.0%)	3.11	3.30	(5.9%)

Cash generated from (used in) operating activities	69.5	(153.6)	145.2%	40.9	(11.7)	449.6%

Cash generated from operating activities before interest and tax	245.8	42.4	479.7%	371.2	341.7	8.6%

Interest paid	170.6	206.6	(17.4%)	316.8	427.5	(25.9%)

Total assets	13,369	12,822	4.3%	13,369	12,822	4.3%

Total non-current financial liabilities	4,419	4,371	1.1%	4,419	4,371	1.1%

(1)

Any financial information in this press release should be reviewed in conjunction with the Company‘s consolidated financial statements or condensed interim consolidated financial statements for the reporting periods indicated.

(2)	Please refer to Section – NON-GAAP MEASURES – on page 23 of this press release for further information.

Full Year 2020 vs. 2019

•

Revenue of $1,078.2 million in 2020 decreased 7.5% when compared to $1,166.0 million in 2019, primarily driven by a 27.2% decrease in gold revenue due to a 45.3% decrease in volumes of gold in concentrates sold, as gold production reduced as lower grade gold areas of Phase 4B and Phase 6B were mined through the majority of 2020. This reduced gold production was partly offset by a 27.1% increase in the average price of gold as well as by higher copper revenue, which was primarily driven by a 2.3% increase in copper production.

•

Income for 2020 was $494.6 million compared with a loss of $476.9 million in 2019. This change was primarily due to the $0.6 billion impairment charge recorded in 2019 together with $462.0 million of additional deferred tax assets recognised in 2020 versus 2019. The change in the amount of deferred tax recognised was due to an adjustment recorded in 2019 to reflect the impact of cost overruns and scheduled delays announced on July 15, 2019; deferred tax recognised in 2020 increased by $346.6 million driven primarily by improved near-term commodity price estimates, which increased taxable income forecasts and subsequently increased the amount of loss carry forwards and temporary differences estimated to be utilised prior to expiration.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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•

Cost of sales in 2020 was $669.4 million compared to $743.0 million in 2019, primarily driven by a 7.6% decrease in the volume of concentrates sold and a reduction in the unit cost of production resulting from reduced mining and milling unit costs[4].

•

Capital expenditure on a cash basis for 2020 was $1,080.5 million compared to $1,308.1 million in 2019, comprising $1,021.1 million (2019 – $1,174.9 million) of underground capital spend (including $94.4 million in underground sustaining capital) and open-pit spend of $59.4 million (2019 – $133.2 million). 2020 open-pit capital expenditure includes deferred stripping of $5.1 million and tailings storage facility spend of $29.4 million.

•

Total operating cash costs[4] of $747.9 million in 2020 decreased 3.4% when compared to 2019, driven by lower mining costs[4] due to reduced fuel and maintenance costs as well as lower milling costs[4] from lower grinding material and reagent consumption. In addition, 2020 benefitted from certain COVID-19 related cost saving initiatives.

•

Cost of sales was $2.20 per pound of copper sold in 2020, compared to $2.25 per pound of copper sold in 2019, reflecting a lower unit cost of production due to reduced mining and milling unit costs[4]. This was partly offset by the impact of lower volumes of metals in concentrate sold.

•

C1 cash costs[4] in 2020 were $1.45 per pound of copper produced, increasing from $1.37 per pound of copper produced in 2019. The increase was primarily driven by the impact of lower gold credits due to the lower gold revenue in 2020.

•	Operating cash costs[4] were lower in 2020 versus 2019, benefiting from lower mining and milling unit costs4.

•

All-in sustaining costs[4] in 2020 were $1.94 per pound of copper produced, compared with $2.08 per pound of copper produced in 2019. All-in sustaining costs[4] were impacted by the same factors that impacted C1 cash costs[4], however the $73.8 million decrease in open pit sustaining capital expenditure ultimately led to a decrease in all-in sustaining costs[4] when compared to 2019.

•

Mining costs[4] in 2020 were $1.80 per tonne of material mined, compared to $1.88 per tonne of material mined in 2019. The decrease from 2019 was mainly due to decreased fuel costs and maintenance costs, partly offset by a reduction in material mined.

•

Milling costs[4] in 2020 were $6.35 per tonne of ore treated, compared to $6.48 per tonne of ore treated in 2019. The decrease from 2019 was mainly due to lower consumption of grinding materials, reagents, lime and bulk bags, together with lower maintenance and consumables spend.

•	G&A costs in 2020 were $3.11 per tonne of ore treated, compared to $3.30 per tonne of ore treated in 2019. The decrease from 2019 was mainly due to COVID-19 related cost savings, such as travel.

•

Cash generated from operating activities was $40.9 million in 2020, compared to $11.7 million used in operated activities during 2019. This was due to positive movements in working capital[4] and a decrease in net interest paid of $47.0 million due primarily to lower LIBOR rates. These improvements were partly offset by an increase of $23.9 million in taxes paid in 2020.

4 Please refer to Section – NON-GAAP MEASURES – on page 23 of this press release for further information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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Q4’20 vs. Q4’19

•

Revenue of $405.1 million in Q4’20 increased 83.0% from $221.4 million in Q4’19, reflecting increases of $101.9 million and $80.3 million in revenue from copper and gold, respectively. The increase in copper revenue was impacted by a 21.7% increase in the average price of copper as well as a 26.4% increase in copper production. Gold revenue benefitted from a 26.5% increase in the average price of gold and a 266.7% increase in gold production, reflecting the scheduled move to higher grade gold areas of Phase 4B.

•

Income for the period was $241.6 million in Q4’20 compared with income of $109.5 million in Q4’19, primarily reflecting the impact of increased revenue partly offset by the impact of lower deferred tax assets recognised in Q4’20 versus Q4’19. Income attributable to owners of Turquoise Hill in Q4’20 was $159.9 million, or $0.79 per share, compared to $113.1 million, or $0.56 per share, in Q4’19.

•

Cost of sales of $173.6 million in Q4’20 decreased 0.8% from $175.0 million in Q4’19, due mainly to lower depreciation and depletion as certain long-lived assets subject to straight line depreciation reached the end of their depreciable lives.

•

Capital expenditure on a cash basis was $263.0 million in Q4’20, compared to $318.6 million in Q4’19, comprised of $237.5 million (Q4’19 – $289.7 million) in underground capital spend (including $44.5 million in underground sustaining capital) and $25.5 million (Q4’19 – $28.9 million) open-pit sustaining capital expenditure.

•

Total operating cash costs[5] of $197.7 million in Q4’20 increased 1.6% from $194.6 million in Q4’19, principally due to increased milling costs[5] from the timing of a major plant shutdown in Q4’20 versus in Q3’19, together with increased royalty costs driven by higher sales revenue. These increases were partly offset by lower fuel and G&A costs.

•

Unit cost of sales of $2.08 per pound of copper sold in Q4’20 decreased 15.4% from $2.46 per pound of copper sold in Q4’19, reflecting a 17.3% increase in the volumes of copper in concentrates sold during Q4’20.

•

Oyu Tolgoi’s C1 cash costs[5] of $0.76 per pound of copper produced in Q4’20 decreased from $2.21 in Q4’19, primarily reflecting the impact of the $80.3 million increase in gold revenue as well as the impact of a 26.4% increase in copper production.

•

All-in sustaining costs[5] of $1.45 in Q4’20 decreased 51.2% from $2.97 in Q4’19. Similar to the decrease in C1 cash costs[5] over the same periods, the decrease primarily reflects the impact of higher gold revenues and higher copper production. Additionally, all-in sustaining costs[5] were impacted by lower open-pit sustaining capital spend in Q4’20.

•

Mining costs[5] of $1.85 per tonne of material mined in Q4’20 increased 19.4% from $1.55 per tonne of material mined in Q4’19. The increase was mainly due to lower material mined, increased haul truck rental costs and higher spend on maintenance and consumables. These increases were partly offset by lower fuel costs.

5 Please refer to Section – NON-GAAP MEASURES – on page 23 of this press release for further information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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•

Milling costs[6] of $7.29 per tonne of ore treated in Q4’20 increased 45.6% from $5.01 per tonne of ore treated in Q4’19. The increase was mainly due to higher maintenance and consumables costs associated with the plant shutdown in Q4’20 versus in Q3’19.

•	G&A costs of $3.28 per tonne of ore treated in Q4’20 decreased 6% from $3.49 per tonne of ore treated in Q4’19. The decrease was mainly due to COVID-19 related cost savings, such as travel.

•

Cash generated from operating activities was $69.5 million in Q4’20, compared to cash used in operating activities of $153.6 million in Q4’19, due primarily to the $183.7 million increase in revenue as well as lower net interest paid in Q4’20 due to reduced LIBOR rates.

OYU TOLGOI

Safety Performance and COVID-19 Response

Oyu Tolgoi’s safety performance improved in Q4’20, with the AIFR decreasing from 0.17 per 200,000 hours worked for the nine months ended September 30, 2020 to 0.15 per 200,000 hours worked for the year ended December 31, 2020. In addition to its commitment to reducing health and safety risks and injury at Oyu Tolgoi, preventing the spread of COVID-19 continued to be a key priority for Oyu Tolgoi.

While the open pit and ore processing operations at Oyu Tolgoi continued to operate uninterrupted despite COVID-19, the unprecedented impact of this pandemic has seen restrictions imposed by the Government of Mongolia on travel and the movement of goods and people both across and within its borders, making it more difficult for teams to access the site. Expatriate specialists continued to return to Mongolia in Q4’20, including key specialists required to advance preparations for Shaft 3 and Shaft 4 sinking.

The safety and health of the workforce continues to be the major focus throughout Oyu Tolgoi, and management is committed to reducing COVID 19-related health risks. Site COVID-19 controls include social distancing practices, mandatory wearing of masks, hand washing and temperature measurements in high traffic areas. Employees in Ulaanbaatar have been working from home when required. Four rapid test screening hubs have been implemented to monitor the exposure of the workforce to COVID-19. Since the first confirmed COVID-19 community transmission case in Mongolia, Oyu Tolgoi LLC has continued to cooperate with the Government of Mongolia and the State Emergency Committee and has adhered to the necessary compliance requirements and guidance. Quarantine restrictions in Ulaanbaatar and other provinces, including South Gobi, resulted in implementation of an elongated roster for and impacted planned shift-change frequency of the site workforce. Consequently, fatigue management has required ongoing management. Continued focus on reducing the potential exposure to COVID-19 is critical to maintaining uninterrupted operations and to minimising its impacts on the underground development.

6 Please refer to Section – NON-GAAP MEASURES – on page 23 of this press release for further information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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The key operational metrics for full year and Q4 2020 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	4Q 2020	4Q 2019	Change	Full Year 2020	Full Year 2019	Change

Open pit material mined (‘000 tonnes)	23,663	28,122	(15.9%)	97,694	101,316	(3.6%)

Ore treated (‘000 tonnes)	9,594	11,088	(13.5%)	40,200	40,777	(1.4%)

Average mill head grades:

Copper (%)	0.50	0.42	19.0%	0.46	0.45	2.2%

Gold (g/t)	0.41	0.15	173.3%	0.24	0.29	(17.2%)

Silver (g/t)	1.16	1.06	9.4%	1.18	1.13	4.4%

Concentrates produced (‘000 tonnes)	190.2	152.6	24.6%	693.1	674.6	2.7%

Average concentrate grade (% Cu)	21.9	21.6	1.4%	21.6	21.7	(0.5%)

Production of metals in concentrates:

Copper (‘000 tonnes)	41.6	32.9	26.4%	149.6	146.3	2.3%

Gold (‘000 ounces)	88	24	266.7%	182	242	(24.8%)

Silver (‘000 ounces)	231	190	21.6%	876	867	1.0%

Concentrate sold (‘000 tonnes)	181.5	157.5	15.2%	669.6	724.7	(7.6%)

Sales of metals in concentrates:

Copper (‘000 tonnes)	37.9	32.3	17.3%	137.8	149.9	(8.1%)

Gold (‘000 ounces)	66	25	164.0%	150	274	(45.3%)

Silver (‘000 ounces)	194	244	(20.5%)	760	896	(15.2%)

Metal recovery (%)

Copper	85.9	74.2	15.8%	79.6	78.7	1.1%

Gold	68.8	48.2	42.7%	58.6	63.6	(7.9%)

Silver	64.3	53.5	20.2%	56.4	58.1	(2.9%)

In Q4’20, processed ore tonnage was lower than the same period of 2019 due to the processing of more higher grade material, in addition to a planned maintenance shutdown in December that reduced mill availability and effective utilisation. Q4’20 copper production was higher compared to the same quarter of the previous year. This was due to a 19% increase in copper head grade to the mill from 0.42 in Q4’19 to 0.50 in Q4’20. This increase was more than sufficient to offset the lower milled tonnes in the period compared to 2019. Q4’20 gold production was higher compared to the same quarter of the previous year. This was due to a significant increase in average gold head grade of 173% and higher recovery as the mining transitioned deeper into the higher grade areas of Phase 4B.

2020 processed ore tonnage was slightly lower than 2019 primarily due to mill feed composition. 2020 copper production was slightly higher compared to 2019 driven by higher head grade and recovery due to a move of ore source from Phases 4A and 6A into Phases 4B and 6B. 2020 gold production was lower compared to 2019 primarily due to lower average gold grades and recovery experienced in Phase 4B compared to Phase 4A mined in 2019.

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Oyu Tolgoi Underground Update

Work on the project has continued to progress within the COVID-19 controls and ongoing travel restrictions implemented by the Government of Mongolia. Although expatriates began returning to Mongolia from July 2020, community transmitted COVID-19 cases in-country resulted in increased restrictions, including on both domestic and international travel.

With the assistance of vendor representatives now on site, installation and commissioning of sinking related equipment continues at Shafts 3 and 4. Activities at Shaft 4 in Q4’20 were focused on completing all construction and commissioning activities for load testing and verification in preparation for shaft sinking, which commenced in early February 2021. Should flight restrictions continue, productivity on the project and the ability to perform specialised maintenance and commissioning activities could be impacted. First sustainable production for Panel 0 is on track, however progress is being monitored and we will communicate any implications, particularly for Panel 1 and Panel 2 ramp-up which Shaft 3 and 4 support, at an appropriate time.

Materials Handling System 1 progress continues with civil work complete on Primary Crusher 1 and steel and cable installation continuing thereon.

Overall, the underground lateral development has now reached 53,000 equivalent metres (eqm) with development required before first drawbell substantially complete.

The project has now exceeded one million tonnes of material moved through Shaft 2 since commissioning, and scheduled annual maintenance of the Shaft was successfully completed in October 2020 using remote technology.

The DE, which was completed in December 2020, forecasts first sustainable production in October 2022 and estimates a development capital cost of $6.75 billion. The level of work and scope of the review were completed to an accuracy range of -5% to +10%, however, given the uncertainty of COVID-19-related and other business case risks identified by Rio Tinto, the go-forward capital expenditure estimate and schedule, as approved by the Company’s board, are at a -10% to +15% level of accuracy. There is ongoing engagement with our partner Erdenes regarding the DE to enable its further consideration by the Oyu Tolgoi Board, which includes an assessment of cost and schedule impacts by a Special Committee of the Oyu Tolgoi Board. The DE assumes COVID-19 related restrictions in 2021 that are no more stringent than those experienced in September 2020. The impact of the recent COVID-19 restrictions following the community transmitted cases in Ulaanbaatar in November 2020 are monitored for potential impacts to development capital cost and/or project schedule. Turquoise Hill understands that business case risks identified by Rio Tinto relate to: government approvals of the OTFS20 and supporting documents; achievement of certain milestones identified in the amended Power Source Framework Agreement (PSFA); and implementation of the Memorandum of Understanding (MOU) between Turquoise Hill and Rio Tinto relating to funding.

In response to the limitations imposed on international and domestic travel, on-site work rotations have been extended and fatigue management protocols have been put in place, supplementing the existing social distancing, personal protective equipment, hygiene and other protocols already in place.

The DE delivered verification that all surface infrastructure required for sustainable first production is now complete. The DE also finalised pillar locations on the Panel 0 boundaries and optimised the drawpoint layout to minimise exposure to the lower fault. This resulted in a non-material increase in the Hugo North Mineral Reserves of 10Mt ore, 0.18Mt contained copper and 0.07Moz contained gold. At peak production, Oyu Tolgoi

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is expected to operate in the first quartile of the copper C1 cash costs7 curve and, by 2030, is expected to be the fourth largest copper mine in the world. It is expected to produce 480,000 tonnes of copper per year on average, from 2028 to 2036, from the open pit and underground. The underground Ore Reserve has an average copper grade of 1.52 per cent, which is more than three times higher than the open pit Ore Reserve, and contains 0.31 grammes of gold per tonne.

Oyu Tolgoi Underground Project Development Progress Excluding Conveyor Declines
Year	Total Equivalent Development (Km)	Lateral Development (Km)	Mass Excavation (‘000’ m3)
2016	1.6	1.5	3.0
Q1’17	1.0	0.8	5.2
Q2’17	1.4	0.9	9.2
Q3’17	1.4	1.2	8.3
Q4’17	2.2	1.9	8.9
2017	6.1	4.8	31.6
Q1’18	2.6	2.1	11.6
Q2’18	2.4	2.1	8.6
Q3’18	3.0	2.1*	23.3*
Q4’18	2.3	1.6	16.0
2018	10.3	7.9	59.5
Q1’19	3.2	2.3	21.4
Q2’19	3.2	2.4	19.3
Q3’19	3.6	3.2	11.4
Q4’19	4.8	4.5	9.0
2019	14.9	12.4	61.1
Q1’20	5.5	5.3	3.2
Q2’20	5.5	5.1	10.6
Q3’20	4.7	4.1	14.3
Q4’20	4.2	3.8	8.5
2020	19.9	18.4	36.6
Total	52.8	45.0	191.9

  Notes:

  Totals may not match due to rounding.

* Lateral development and mass excavation amounts for Q3’18 have been updated to reflect revised results.

7 Please refer to Section – NON-GAAP MEASURES – on page 23 of this press release for further information.

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Oyu Tolgoi Conveyor Decline Project Development Progress
Year	Total Equivalent Development (Km)	Lateral Development (Km)	Mass Excavation (‘000’ m3)
2016	0.0	0.0	0.0
Q1’17	0.1	0.1	0.0
Q2’17	0.4	0.4	0.2
Q3’17	0.9	0.9	0.5
Q4’17	0.9	0.8	0.5
2017	2.3	2.3	1.2
Q1’18	0.8	0.8	0.1
Q2’18	0.8	0.8	0.1
Q3’18	0.8	0.8	0.3
Q4’18	0.6	0.6	0.1
2018	3.0	3.0	0.6
Q1’19	0.8	0.8	0.8
Q2’19	0.9	0.9	0.8
Q3’19	0.9	0.7	4.9
Q4’19	1.1	0.7	8.3
2019	3.7	3.1	14.7
Q1’20	1.0	0.7	7.5
Q2’20	1.0	0.9	2.6
Q3’20	0.9	0.9	0.0
Q4’20	1.0	1.0	0.0
2020	4.0	3.6	10.1
Total	13.0	11.9	26.6

Note: Totals may not match due to rounding.

Oyu Tolgoi spent $237.5 million on underground capital during Q4’20 including $44.5 million of underground sustaining capital. Total underground project spend from January 1, 2016 to December 31, 2020 was approximately $4.5 billion including $0.1 billion of underground sustaining capital. Underground project spend on a cash basis includes expansion capital, VAT and capitalised management services payment and excludes capitalised interest and capitalised pre-production sales. In addition, Oyu Tolgoi had contractual obligations8 of $0.5 billion as at December 31, 2020. Since the restart of project development in 2016 through December 31, 2020, Oyu Tolgoi has committed over $3.5 billion to Mongolian vendors and contractors.

In Q1’20, Oyu Tolgoi submitted a mineral resources and reserves update for registration as required pursuant to local regulatory requirements in Mongolia. The expert review is in progress and OTFS20 is expected to be considered for endorsement following registration. Oyu Tolgoi Board approval of the DE will be considered following completion of the regulatory process.

Undercut Milestones

Block caves are initiated by the drilling and blasting of a narrow slice of rock above the extraction horizon, known as the undercut. The undercut is developed across the entire ore body with “drawbells” excavated on

8 Please refer to Section – NON-GAAP MEASURES – on page 23 of this press release for further information.

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the extraction level beneath the undercut. The drawbells serve as a place for caving rock to flow into and are designed for production equipment to load from. Due to the friability of the ore body, the ore above the undercut caves and flows into the drawbells. The void created in the ore removal process allows gravity to continue forcing the ore body downward.

The commencement of the undercut in 2021 is a key milestone and it is critical to ensure that, once commenced, the undercut and drawpoint construction continues unimpeded. This will require both technical support, such as confidence in commissioning dates for the materials handling system, as well as the achievement of non-technical criteria. We are working with Oyu Tolgoi and other stakeholders to ensure that critical supporting aspects for a successful project are in place prior to commencing the undercut.

Turquoise Hill is engaging with Rio Tinto and Erdenes to address and agree on the undercut milestones, with the joint objective of preserving the timeline for project completion. Any significant delay to the undercut would have a materially adverse impact on schedule as well as the timing and quantum of underground capital expenditure and would materially adversely impact the timing of expected cash flows from the Oyu Tolgoi underground project, thereby increasing the amount of Turquoise Hill’s incremental funding requirement.

Study Updates

Several mining studies are in progress for the Oyu Tolgoi underground project. The studies are focused on the evaluation of different design and sequencing options for Panels 1 and 2 as part of planned PFS and FS level work. These studies are underpinned by additional geology and geotechnical data that is being collected from underground and surface drilling. The data collection is complete for Panel 0 (the first cave to be mined). The focus of data collection and analysis has now shifted to Panel 1 and Panel 2. Data collection and analysis is being prioritised to complete study work in line with mining progression.

Due to the size of Panel 2, a decision has been made to consider the area as three mining zones assisting with efficiency in assessment and design updates. A design update for the north and central areas of Panel 2 is expected in H2’21. In addition, broader studies for the remaining areas of Lift 1 (Panel 2 South and Panel 1) and assessments of pillar recoverability are ongoing.

FUNDING OF OYU TOLGOI LLC BY TURQUOISE HILL

In accordance with the Amended and Restated Shareholders’ Agreement dated June 8, 2011 (ARSHA), Turquoise Hill has funded Oyu Tolgoi LLC’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi LLC must repay such amounts, including accrued interest, before it can pay common share dividends. As at December 31, 2020, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi LLC was $7.3 billion, including accrued interest of $1.7 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi LLC on behalf of state-owned Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi LLC common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As at December 31, 2020, the cumulative amount of such funding was $1.4 billion, representing 34% of invested common share equity, with unrecognised interest on the amounts funded of $0.8 billion.

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As at December 31, 2020, Turquoise Hill has $1.1 billion of available liquidity, which under current projections is expected to be sufficient to meet the requirements of the Company, including its operations and underground development, into Q3’22. This expectation has improved, mainly due to improved commodity price estimates. Subsequent to December 31, 2020, the Company purchased copper and gold put options to establish a synthetic copper and gold price floor in order to provide increased certainty around the Company’s liquidity horizon. In the event of a significant downturn in the price of copper or gold, the expected revenues to be received by the Company for either commodity would have a floor on the portion of associated production and help provide additional certainty with respect to the Company’s expectation of having sufficient liquidity to meet its requirements, including its operations and underground development, into Q3’22.

On September 9, 2020, Turquoise Hill and Rio Tinto signed a non-binding MOU concerning the funding of Oyu Tolgoi reflecting the parties’ understanding to pursue a re-profiling of existing project debt in line with then current cash flow projections, including by deferring scheduled principal repayments and extending tenors (Re-profiling). The MOU reflected the parties’ understanding with respect to the raising of certain supplemental senior debt (SSD), the process for identifying and considering other funding options, and the scope and timing for a Turquoise Hill equity offering (to the extent required) to address any remaining funding gap with respect to Oyu Tolgoi, all within the framework of existing agreements between Turquoise Hill and Rio Tinto. Such options include additional debt from banks or international financial institutions, an offering of global medium-term notes, a gold pre-sale transaction and a gold streaming transaction.

A successful Re-profiling would reduce the currently projected funding requirements of Oyu Tolgoi by up to US$1.4 billion and extend political risk mitigation.

The MOU also provided that Turquoise Hill and Rio Tinto would seek to raise certain SSD in the form of amortizing term loans to Oyu Tolgoi in the aggregate amount of up to US$500 million from selected international financial institutions. Under the terms of its existing project finance facility, Oyu Tolgoi LLC is permitted to arrange up to $1.6 billion of SSD, subject to meeting certain requirements relating to the tenor, amount and timing of debt service obligations of such SSD and other customary conditions.

Turquoise Hill will continue to prioritise funding by way of debt and/or hybrid financing over equity funding for the eventual balance of Oyu Tolgoi’s funding requirements. Pursuant to the MOU, Rio Tinto has advised Turquoise Hill that it does not currently support, or expect to consent to, additional debt or other non-equity sources of funding at Turquoise Hill or Oyu Tolgoi other than as provided for above. Rio Tinto has committed in the MOU to consider all reasonable financing proposals presented to it by Turquoise Hill, subject to the parties’ respective rights and obligations under the existing agreements between them.

To the extent that the funding gap to complete the Oyu Tolgoi underground project is not eliminated by the Re-profiling, the raising of additional SSD as contemplated by the MOU, and additional debt and/or hybrid financing, Turquoise Hill and Rio Tinto have acknowledged that the balance of the funding gap will need to be satisfied by way of a Turquoise Hill equity offering. In the MOU, the parties have recorded their shared objective of ensuring that any required equity offering is completed not less than 90 days prior to Turquoise Hill becoming unable to meet its obligations as they become due.

If the Re-profiling is achieved and SSD in the amount of US$500 million is raised but no other debt or hybrid financing option is successfully completed, Turquoise Hill estimates that it would need to raise additional equity of at least US$400 million. If the Re-profiling is not achieved and no additional debt (including the US$500 million in SSD contemplated by the MOU) or hybrid financing is completed, Turquoise Hill expects that it would need to raise additional equity of at least US$2.3 billion (based on the same assumptions).

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Each of these funding options, if implemented, would have the effect of reducing the Company’s incremental funding requirement. However, successful implementation of such options is subject to achieving alignment with the relevant stakeholders (including Rio Tinto, existing lenders, any potential new lenders and the Government of Mongolia), market conditions and other factors. As there appears to be a difference of views between the parties as to their respective rights and obligations with respect to the financing process, the Company has commenced arbitration proceedings in British Columbia seeking a declaration to clarify the provisions of relevant agreements with Rio Tinto and a related party relating to their role and obligations to support the Company in seeking additional financing for the project. The arbitration process is confidential and is expected to take between three and five months to reach a decision. The arbitrator’s decision will be final and binding on the parties. See section “Arbitration with Rio Tinto International Holdings Limited” of this press release.

In the meantime, as contemplated in the MOU, the Company is actively advancing its evaluation of financing options for the project that could address the funding gap, in whole or in part. Such options include additional debt from banks or international financial institutions, an offering of global medium-term notes, a gold pre-sale transaction and a gold streaming transaction. On December 22, 2020, the Company delivered its findings to Rio Tinto and Erdenes on the first phase of its comprehensive funding review process, which involved the identification, market testing and evaluation of funding Oyu Tolgoi LLC with the aforementioned options.

The Company is actively engaged with Rio Tinto and Erdenes in discussing its findings and analysis and continues to pursue the next phase of these options.

Going forward, Turquoise Hill’s liquidity outlook will continue to be impacted, either positively or negatively, by various factors, many of which are outside the Company’s control, including:

●	changes in commodity prices and other market-based assumptions;
●	open pit operating performance as well as the successful implementation (or otherwise) of related optimisation efforts;
●	further and/or unanticipated impacts on operations and underground development related to the COVID-19 pandemic as well as the economic, commercial and financial consequences thereof;
●	the manner in which the amended PSFA is ultimately implemented; and
●	developments in the ongoing dispute with the Mongolian Tax Authority, with respect to which formal international arbitration proceedings were initiated.

Turquoise Hill continues to monitor its liquidity outlook and will provide updates as and when circumstances require. Turquoise Hill currently estimates its base case incremental funding requirement to be $2.3 billion (compared to $3.0 billion estimated in the Company’s Q3’20 earnings release), taking into consideration improved metal price assumptions for copper and gold over the peak funding period as well as the findings of the completed DE, which assumes:

●	first sustainable production in October 2022;
●	forecast development capital cost of $6.75 billion;
●	easing of travel restrictions and COVID-19 related controls; and
●	reduction in schedule contingency due to a combination of project stage and completion of engineering and analysis work streams.

Additionally, Turquoise Hill currently estimates its base case incremental funding will continue to be influenced by various factors, many of which are outside the Company’s control, including:

●	the timing of commencement of the undercut (please see the “Undercut milestones” section of this press release);

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●	the amount of development capital required to bring the underground mine into production, if it were to deviate from the disclosed base case of US$ 6.75 billion;
●	the timing of sustainable first production and ramp-up profile and their impact on cash flows, which is also contingent on commencement of the undercut expected in June as announced in the DE;
●

the manner in which the amended PSFA is ultimately implemented (the base case assumes the construction of a state-owned power plant (SOPP) will be financed by the Government of Mongolia, as contemplated by the amended PSFA; if one of the alternatives to SOPP available under the amended PSFA, such as an Oyu Tolgoi-based, coal-fired power plant, is ultimately implemented, this could significantly increase the base case incremental funding requirement);

●	changes to the amount of cash flow expected to be generated from open-pit operations, net of underground and open-pit sustaining capital requirements;
●	further and/or unanticipated impacts on operations and underground development related to the COVID-19 pandemic as well as the economic, commercial and financial consequences thereof;
●

changes in expected commodity prices and other market-based assumptions (upside and downside pricing sensitivities would have, respectively, a favourable or unfavourable impact on the base case incremental funding requirement); and

●	the final outcomes of the DE and potential optimisations to Panels 1 and 2.

More generally, any changes in the above factors will impact the incremental funding requirement and, as a result, the actual quantum of incremental funding required may be greater or less than the $2.3 billion base case estimate and such variance may be significant.

GOVERNMENT RELATIONS

Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC. The remaining 34% interest in Oyu Tolgoi LLC is held by Erdenes Oyu Tolgoi LLC. Turquoise Hill is obliged to fund Erdenes’ share of the capital costs under the ARSHA.

Underground construction recommenced in May 2016 when Oyu Tolgoi LLC received the final requirement for the restart of underground development: formal notice to proceed approval by the boards of Turquoise Hill, Rio Tinto (as project manager) and Oyu Tolgoi LLC. Approval followed the signing of the Oyu Tolgoi Underground Mine Development and Financing Plan (UDP) in May 2015 and the signing of a $4.4 billion project finance facility in December 2015. Development had been suspended in August 2013 pending resolution of matters with the Government of Mongolia.

Turquoise Hill’s investment in the Oyu Tolgoi mine is governed by a 2009 Investment Agreement (Investment Agreement). The Investment Agreement framework was authorised by the Mongolian Parliament and was concluded after 16 months of negotiations. It was reviewed by numerous constituencies within the Government. Turquoise Hill has been operating in good faith under the terms of the Investment Agreement since 2009, and we believe not only that it is a valid and binding agreement, but that it has proven to be beneficial for all parties.

Adherence to the principles of the Investment Agreement, the ARSHA and the UDP has allowed for the development of the Oyu Tolgoi mine in a manner that has given rise to significant long-term benefits to Mongolia. Benefits from the Oyu Tolgoi mine open-pit operations and underground development include, but are not limited to, employment, royalties and taxes, local procurement, economic development and sustainability investments.

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As previously announced by Turquoise Hill on January 11, 2021, the Government of Mongolia has advised Rio Tinto that it is dissatisfied with the results of the DE, which was completed and delivered by Rio Tinto and publicly announced by the Company on December 18, 2020, and is concerned that the significant increase in the development costs of the Oyu Tolgoi project has eroded the economic benefits it anticipated to receive therefrom. The Government of Mongolia has indicated that if the Oyu Tolgoi project is not economically beneficial to the country, it would be necessary to review and evaluate whether it can proceed. The Government of Mongolia has stressed the importance of achieving a comprehensive solution that addresses both financial issues between the shareholders of Oyu Tolgoi as well as economic and social issues of importance to Mongolia, such as water usage, tax payments, and social issues related to employees, in order to implement the Oyu Tolgoi project successfully. In particular, the Government of Mongolia has expressed its intention to initiate discussions with respect to the termination and replacement of the UDP.

While acknowledging Oyu Tolgoi’s significant contributions to Mongolia, Turquoise Hill continues to engage with the Government of Mongolia and remains open to improving the UDP to deliver even greater benefits from Oyu Tolgoi to all stakeholders.

Oyu Tolgoi Mine Power Supply

Oyu Tolgoi LLC currently sources power for the Oyu Tolgoi mine from China’s Inner Mongolian Western Grid, via overhead power line, pursuant to back-to-back power purchase arrangements with Mongolia’s National Power Transmission Grid JSC (NPTG), the relevant Mongolian power authority, and Inner Mongolia Power International Cooperation Co., Ltd (IMPIC), the Chinese power generation company.

Oyu Tolgoi LLC is obliged under the Investment Agreement to secure a long-term domestic source of power for the Oyu Tolgoi mine. The PSFA entered into between Oyu Tolgoi LLC and the Government of Mongolia on December 31, 2018 provides a binding framework and pathway for long-term power supply to the Oyu Tolgoi mine. The PSFA originally contemplated the construction of a coal-fired power plant at Tavan Tolgoi (TTPP), which would be majority-owned by Oyu Tolgoi LLC and situated close to the Tavan Tolgoi coal mining district located approximately 150 kilometres from the Oyu Tolgoi mine. In April 2020, the Government of Mongolia advised that it was unwilling to support Oyu Tolgoi LLC’s proposal to develop TTPP and announced its intention to fund and construct SOPP at Tavan Tolgoi.

In June 2020, Oyu Tolgoi LLC and the Government of Mongolia amended the PSFA (PSFA Amendment) to reflect their agreement to jointly prioritise and progress SOPP, in accordance with and subject to agreed milestones, as the domestic source of power for the Oyu Tolgoi mine. The milestones include: signing a Power Purchase Agreement for the supply of power to the Oyu Tolgoi mine by March 31, 2021, commencing construction of SOPP by no later than July 1, 2021, commissioning SOPP within four years thereafter, and reaching agreement with IMPIC on an extension to the existing power import arrangements by March 1, 2021 in order to ensure there is no disruption to the power supply required to safeguard the Oyu Tolgoi mine’s ongoing operations and development.

The PSFA Amendment provides that if certain agreed milestones are not met in a timely manner (subject to extension for Delay Events as defined) then Oyu Tolgoi LLC will be entitled to select from, and implement, the alternative power solutions specified in the PSFA (as amended), including a coal-fired power plant at Oyu Tolgoi, the Mongolian grid or a primary renewables solution, and the Government of Mongolia would be obliged to support such decision.

The first PSFA Amendment milestone, execution of the extension of the IMPIC supply arrangements, was not met by the original date of March 1, 2021 and the Government of Mongolia formally notified Oyu Tolgoi LLC

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and Rio Tinto on February 25, 2021 that the Tavan Tolgoi thermal power station project will be implemented, connected to the Central Energy System and operated under a unified load dispatch control. The letter also stated that agreement on the long term power supply to Oyu Tolgoi LLC is related to the extension of the power import arrangements with IMPIC and extending the power import agreement with IMPIC in a way that satisfies both the Government of Mongolia’s and Oyu Tolgoi LLC’s requirements is ongoing. In recognizing the linkage of the extension of the IMPIC supply arrangements with the progress on resolving the issue of domestic power supply, the Government of Mongolia suggested that all milestone dates under the PSFA Amendment agreement be extended.

Oyu Tolgoi LLC is engaging with the Government of Mongolia to agree to a standstill period following the lapse of the March 1, 2021 milestone. During the standstill period, Oyu Tolgoi LLC would not exercise its rights to select and proceed with an alternative power solution but would not be waiving its right to do so in the future.

Oyu Tolgoi LLC continues to collaborate with the Government of Mongolia to ensure a secure, stable and reliable long-term power solution is implemented.

Oyu Tolgoi Tax Assessment

On January 16, 2018, Turquoise Hill announced that Oyu Tolgoi LLC had received and was evaluating a tax assessment for approximately $155 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the Mongolian Tax Authority (MTA) relating to an audit on taxes imposed and paid by Oyu Tolgoi LLC between 2013 and 2015 (the 2013 to 2015 Tax Assessment). In January 2018, Oyu Tolgoi LLC paid an amount of approximately $4.8 million to settle unpaid taxes, fines and penalties for accepted items.

On February 20, 2020, the Company announced that Oyu Tolgoi LLC would be proceeding with the initiation of a formal international arbitration proceeding in accordance with dispute resolution provisions within Chapter 14 of the Investment Agreement entered into with the Government of Mongolia in 2009 and Chapter 8 of the Oyu Tolgoi Underground Mine Development and Financing Plan entered into with the Government of Mongolia in 2015. The dispute resolution provisions call for arbitration under the United Nations Commission on International Trade Law (UNCITRAL) seated in London before a panel of three arbitrators.

By agreeing to resolve the dispute under UNCITRAL Arbitration Rules, both parties have agreed that the arbitral award shall be final and binding on both parties and the parties shall carry out the award without delay.

On December 23, 2020, Turquoise Hill announced that Oyu Tolgoi LLC had received and was evaluating a tax assessment for approximately $228 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the MTA relating to an audit on taxes imposed and paid by Oyu Tolgoi LLC between 2016 and 2018 (the 2016 to 2018 Tax Assessment). Most of the matters raised in respect of the 2016 to 2018 Tax Assessment are of a similar nature to the matters that were raised in the 2013 to 2015 Tax Assessment. The MTA has also proposed a $1.5 billion adjustment to the balance of Oyu Tolgoi LLC’s carried forward tax losses. The adjustments are to disallow or defer certain tax deductions claimed in the 2016 to 2018 years. The relevant losses are not currently scheduled to be utilised in the near term.

On January 11, 2021, Turquoise Hill announced that Oyu Tolgoi LLC had completed its evaluation of the 2016 to 2018 Tax Assessment claim and confirmed that Oyu Tolgoi LLC had given notice of its intention to apply to the UNCITRAL tribunal to amend its Statement of Claim to include the issues raised in the 2016 to 2018 Tax Assessment. As many of the matters raised in the 2016 to 2018 Tax Assessment are of a similar nature to the matters raised in the 2013 to 2015 Tax Assessment, Oyu Tolgoi LLC believes amending its Statement of Claim is an efficient and effective means of reaching resolution on both tax assessments. Oyu Tolgoi LLC’s

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application to include these matters in the pending arbitration for the 2013 to 2015 Tax Assessment has been accepted.

On February 10, 2021, Oyu Tolgoi LLC received a notice of payment for $83 million from the Capital City tax department principally relating to a partial payment of the amounts disputed under the 2016 to 2018 Tax Assessment. On February 19, 2021, Oyu Tolgoi LLC received a notice of payment for $147 million from the MTA relating to the remaining portion of the amounts disputed under the 2016 to 2018 Tax Assessment. Under article 43.3 of the Mongolian General Tax Law, the amounts were due and paid by Oyu Tolgoi LLC within 10 business days from the date of the notices of payment. Under the same legislation, the Company is entitled to a refund in the event of a favourable decision from the relevant dispute resolution authorities.

The Company remains of the opinion that Oyu Tolgoi LLC has paid all taxes and charges required under the Investment Agreement, the ARSHA, the UDP and Mongolian law and that no provision is required for the disputed amounts under the 2013 to 2015 Tax Assessment or the 2016 to 2018 Tax Assessment, including the $1.5 billion of carried forward losses.

Parliamentary Resolution 92

Upon completion of the Mongolian Parliamentary Working Group’s (PWG) review of certain contractual agreements with the Government of Mongolia that underpin Turquoise Hill’s investment in the Oyu Tolgoi copper-gold mine, a resolution was submitted to the Economic Standing Committee, and subsequently passed in a plenary session of the Parliament of Mongolia on November 21, 2019. Resolution 92 was published on December 6, 2019 and includes resolutions to take comprehensive measures to improve the implementation of the Investment Agreement and the ARSHA, to improve the UDP and to explore and resolve options to have a product sharing arrangement or swap Mongolia’s equity holding of 34 per cent for a special royalty. Representatives from Turquoise Hill and Rio Tinto have engaged in discussions with representatives of the relevant newly appointed Cabinet members of the Government of Mongolia to work together and resolve the issues raised in the Resolution.

A new PWG led by the Deputy Speaker was established in February 2021 to monitor the implementation of Parliament Resolution No. 92 of 2019. The PWG is comprised of 20 members across seven sub-committees that will monitor and provide support to the government working group in discussions with Turquoise Hill and Rio Tinto.

Anti-Corruption Authority Information Requests

On March 13, 2018, we announced that Oyu Tolgoi LLC received information requests from the Mongolian Anti-Corruption Authority (ACA) for information relating to Oyu Tolgoi LLC. The ACA has also conducted interviews with representatives of Oyu Tolgoi LLC in connection with its investigation. Turquoise Hill has inquired as to the status of the investigation and Oyu Tolgoi LLC has informed the Company that the investigation appears to relate primarily to possible abuses of power by certain former Government officials in relation to the Investment Agreement, and that Oyu Tolgoi LLC is complying with the ACA’s requests in accordance with relevant laws.

To date, neither Turquoise Hill nor Oyu Tolgoi LLC has received notice from the ACA, or indeed from any regulator, that either company or their employees are subjects of any investigation involving the Oyu Tolgoi project.

In July 2020, Oyu Tolgoi LLC advised the Company that the ACA investigation had been concluded and the first instance criminal court had sentenced certain former Government officials.

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The Investment Agreement framework was authorised by the Mongolian Parliament, concluded after 16 months of negotiations and reviewed by numerous constituencies within the Government. Turquoise Hill has been operating in good faith under the terms of the Investment Agreement since 2009, and we believe not only that it is a valid and binding agreement, but that it has proven to be beneficial for all parties.

Adherence to the principles of the Investment Agreement, ARSHA and UDP has allowed for the development of the Oyu Tolgoi mine in a manner that has given rise to significant long-term benefits to Mongolia. Benefits from the Oyu Tolgoi open-pit operations and underground development include, but are not limited to, employment, royalties and taxes, local procurement, economic development and sustainability investments.

Class Action Complaints

In October 2020, a class action complaint was filed in the U.S. District Court, Southern District of New York against the Company, certain of its current and former officers as well as Rio Tinto and certain of its officers. The complaint alleges that the defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of the development of Oyu Tolgoi in violation of Section 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act) and Rule 10b-5 thereunder. Under the schedule established by the court, an amended complaint must be filed on or before March 16, 2021 and defendants must file motions to dismiss the complaint on or before May 17, 2021. The Company believes that the complaint against it is without merit.

In January 2021, a proposed class action was initiated in the Superior Court in the District of Montreal against the Company and certain of its current and former officers. The claim alleges that the Company and its current and former officers named therein as defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of Oyu Tolgoi, in violation of, among other things, sections 225.8, 225.9 and 225.11 of the Quebec Securities Act. The Company believes that the complaint against it is without merit and is preparing to defend the application for leave and certification of the proceeding. See the risk factor titled “The Company may be subject to public allegations, regulatory investigations or litigation that could materially and adversely affect the Company’s business” in the “RISKS AND UNCERTAINTIES” section of the Company’s Q4 2020 MD&A.

CORPORATE ACTIVITIES

2020 Oyu Tolgoi Technical Report

On August 28, 2020, the Company filed an updated technical report for Oyu Tolgoi prepared in accordance with the requirements of National Instrument 43-101 – Standards of Disclosure of Mineral Projects and CIM definition standards for Mineral Resources and Mineral Reserves (2014).OTTR20 was prepared with the assistance of AMC Consultants Pty Ltd, and superseded the Oyu Tolgoi Technical Report dated October 14, 2016.

Exploration Update

Turquoise Hill, through its wholly-owned subsidiaries, Asia Gold Mongolia LLC, Heruga Exploration LLC and SGLS LLC, operates an exploration program in Mongolia on licences that are not part of Oyu Tolgoi.

In 2020, Turquoise Hill held two exploration licences (Bag and Od-2) totalling 16,390 hectares. The Bag and Od-2 licences are located approximately 25 kilometres north of the Oyu Tolgoi Cu-Au deposit, approximately 17 kilometres northwest of Khanbogd soum community centre in the South Gobi region of Mongolia.

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During Q4’20, Turquoise Hill partially completed a geophysical survey at the Bag licence. The work was initially planned to include geophysical work on the Od-2 licence as well, however the field season was cut short due to COVID-19 controls and ongoing travel restrictions implemented by the Government of Mongolia.

Preliminary results from the geophysical survey at Bag have identified two targets; D14 and D19. The two Induced Polarisation chargeability anomalies are interpreted to relate to north-northwest or intersecting north-south and east-west trending faults or geological contact structures. Additional geophysics work is planned for 2021 to further test these anomalies.

Consistent with the way we work, Turquoise Hill sets out to build enduring relationships with our neighbours that demonstrate mutual respect, active partnership, and long-term commitment. As part of this commitment, the exploration team had organised to deliver hay to local herders during Q4’20 (as reported previously), but has been postponed due to the COVID-19 controls and ongoing travel restrictions implemented by the Government of Mongolia. This work, in addition to tree-planting, is now planned for H1‘2021.

Board Appointment

On January 21, 2020, the Company announced the appointment of George R. Burns to the Company’s Board of Directors.

On September 18, 2020, the Company announced the resignation of director Alan Chirgwin, effective September 17, 2020, and the appointment of Alfred Grigg to the Company’s Board of Directors, effective September 18, 2020.

On March 4, 2021, the Company announced the resignation of its Chief Executive Officer, Ulf Quellmann, effective March 3, 2021 and the appointment of Steve Thibeault as Interim Chief Executive Officer. Mr. Quellmann also resigned as a director of the Company.

Completion of Share Consolidation

On October 1, 2020, the Company announced that it was proceeding with the previously-approved consolidation (reverse stock split) of the Company’s issued and outstanding common shares at a ratio of one post-consolidation share for every ten pre-consolidation shares and on October 23, 2020, the consolidation was implemented, effective as of 5:00 p.m. (Eastern Standard Time) on the same date. The consolidation reduced the number of issued and outstanding common shares of the Company from 2,012,314,469 shares to 201,231,446 shares. Proportionate adjustments were made to the Company’s outstanding performance share units, restricted share units and deferred share units. The Company’s Common Shares commenced trading on both the NYSE and the TSX on a post-consolidation basis at market open on Monday, October 26, 2020 under their existing ticker symbols.

Arbitration with Rio Tinto International Holdings Limited

On November 4, 2020, the Company announced that, following approval by the Special Committee of the Company’s Board, it was commencing arbitration proceedings seeking a declaration to clarify the provisions of certain agreements with RTIHL and a related party relating to their role and obligations to support the Company in seeking additional financing for the Oyu Tolgoi project. The arbitration was commenced in British Columbia, in accordance with the relevant agreements between the parties.

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In February 2021, the Company obtained a temporary order on its application for interim relief. The injunction restrains Rio Tinto, until further order of the arbitrator, from using the parties’ existing contractual arrangements to: (i) authorise re-profiling negotiations with project lenders in a manner that would render Oyu Tolgoi LLC unable to execute an offering of bonds in 2021; or (ii) restrict Turquoise Hill from engaging in funding and other matters with its fellow Oyu Tolgoi stakeholders, including its valued partner Erdenes and the Government of Mongolia .

In February 2021, the parties agreed that the temporary injunction would remain in effect pending the outcome of the arbitration. The arbitration process is confidential, and it is expected to take between 3 and 5 months to reach a decision. The arbitrator’s decision will be final and binding on the parties.

See also section “Funding of Oyu Tolgoi LLC by Turquoise Hill” of this press release.

NON-GAAP MEASURES

The Company presents and refers to the following non-GAAP measures, which are not defined in IFRS. A description and calculation of each measure is given below and may differ from similarly named measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with additional understanding of performance and operations at the Oyu Tolgoi mine and are not intended to be used in isolation from, or as a replacement for, measures prepared in accordance with IFRS.

Operating cash costs

The measure of operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory) and includes management services payments to Rio Tinto and management services payments to Turquoise Hill, which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product, copper, to a condition in which it may be delivered to customers net of gold and silver credits from concentrates sold. This metric is provided in order to support peer group comparability and to provide investors and other stakeholders with additional information about the underlying cash costs of Oyu Tolgoi LLC and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company deducts gold and silver revenue credits as the production cost is reduced by selling these products.

All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash-based cost metric providing further information on the aggregate cash, capital and overhead outlay per unit and is intended to reflect the costs of producing the Company’s principal metal product, copper, in both the short term and over the life-cycle of its operations. As a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi LLC to support sustaining capital expenditures for future production from the generation of operating cash flows.

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A reconciliation of total operating cash costs, C1 cash costs and all-in sustaining costs is provided below.

	(Three Months Ended)		(Year Ended)

C1 costs (Stated in $000’s of dollars)	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Cost of sales	173,523	175,007	669,394	742,985
Cost of sales: $/lb of copper sold	2.08	2.46	2.20	2.25
Depreciation and depletion	(47,684)	(49,800)	(176,024)	(183,919)
Provision against carrying value of copper-gold concentrate	-	(40)	-	-
Change in inventory	8,352	11,618	26,534	(31,093)
Other operating expenses	57,558	52,415	202,271	221,493
Less:
- Inventory (write-down) reversal	92	396	2,703	2,161
- Depreciation	(657)	(2,129)	(5,236)	(8,133)
Management services payment to Turquoise Hill	6,466	7,177	28,305	31,041

Operating cash costs	197,650	194,644	747,947	774,535
Operating cash costs: $/lb of copper produced	2.16	2.68	2.27	2.40
Adjustments to operating cash costs(1)	(3,290)	8,728	12,442	44,337
Less: Gold and silver revenues	(125,105)	(43,298)	(280,895)	(378,204)

C1 costs ($‘000)	69,255	160,074	479,494	440,668

C1 costs: $/lb of copper produced	0.76	2.21	1.45	1.37

All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	9,534	9,500	30,602	23,443
Asset retirement expense	4,752	(99)	4,607	6,064
Royalty expenses	23,460	12,453	63,420	64,048
Ore stockpile and stores write-down (reversal)	(92)	(396)	(2,703)	(2,161)
Other expenses	316	4,921	4,385	5,984
Sustaining cash capital including deferred stripping	25,413	28,969	59,326	133,342

All-in sustaining costs ($‘000)	132,638	215,422	639,131	671,388

All-in sustaining costs: $/lb of copper produced	1.45	2.97	1.94	2.08

(1)

Adjustments to operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

Mining costs and milling costs

Mining costs and milling costs are included within operating cash costs. Mining costs per tonne of material mined for the year ended December 31, 2020 are calculated by reference to total mining costs of $175.9 million (2019: $190.2 million) and total material mined of 97.7 million tonnes (2019: 101.3 million tonnes). Mining costs per tonne of material mined for the three months ended December 31, 2020 are calculated by reference to total mining costs of $44.2 million (Q4’19: $43.7 million) and total material mined of 23.8 million tonnes (Q4’19: 28.1 million tonnes).

Milling costs per tonne of ore treated for the year ended December 31, 2020 are calculated by reference to total milling costs of $255.4 million (2019: $264.3 million) and total ore treated of 40.2 million tonnes (2019: 40.8 million tonnes). Milling costs per tonne of ore treated for the three months ended December 31, 2020 are calculated by reference to total milling costs of $69.9 million (Q4’19: $55.5 million) and total ore treated of 9.6 million tonnes (Q4’19: 11.1 million tonnes).

Working capital

Consolidated working capital comprises those components of current assets and liabilities which support and result from the Company’s ongoing running of its current operations. It is provided in order to give a quantifiable indication of the Company’s short-term cash generation ability and business efficiency. As a measure linked to current operations and the sustainability of the business, the Company’s definition of working capital excludes: non-trade receivables and payables; financing items; cash and cash equivalents; deferred revenue; and non-current inventory.

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A reconciliation of consolidated working capital to the financial statements and notes is provided below.

Working capital (Stated in $000’s of dollars)	December 31, 2020	December 31, 2019

Inventories (current)	$197,962	$175,719

Trade and other receivables	60,012	27,047

Trade and other payables:
- trade payables and accrued liabilities	(315,570)	(389,476)

- payable to related parties	(65,552)	(65,903)

Consolidated working capital	$(123,148)	$(252,613)

Contractual obligations

The following section of this press release discloses contractual obligations in relation to the Company’s lease, purchase, power and asset retirement obligations. Amounts relating to these obligations are calculated on the assumptions of the Company carrying out its future business activities and operations as planned at the period end. As such, contractual obligations presented in this press release and in the Company’s Q4 2020 MD&A will differ from amounts presented in the financial statements, which are prepared on the basis of minimum uncancellable commitments to pay in the event of contract termination. The presentation of contractual obligations here and in the Company’s Q4 2020 MD&A is provided in order to give an indication of future expenditure, for the disclosed categories, arising from the Company’s continuing operations and development projects.

A reconciliation of contractual obligations as at December 31, 2020 to the financial statements and notes is provided below.

	Project Finance	Purchase	Other	Power		Decommissioning
	Facility	obligations	Obligations	commitments	Lease	obligations
					liabilities
(Stated in $000’s of dollars)

Commitments (MD&A)	$4,325,629	$514,902	$315,115	$297,436	$20,956	$227,772
Cancellable obligations		(411,706)		(178,207)	-	-
(net of exit costs)
Accrued capital expenditure		(74,944)	74,944	-	-	-
Discounting and other adjustments	(140,718)	-		-	(4,088)	(93,808)
Financial statement amount	$4,184,911	$28,252	$390,059	$119,229	$16,868	$133,964

QUALIFIED PERSON

Disclosure of information of a scientific or technical nature in this press release and in the Company’s Q4 2020 MD&A in respect of the Oyu Tolgoi mine was approved by Jo-Anne Dudley (FAusIMM(CP)), Chief Operating Officer of the Company. Jo-Anne Dudley is a “qualified person” as that term is defined in NI 43-101.

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SELECTED QUARTERLY DATA

The Company’s interim financial statements are reported under IFRS applicable to interim financial statements, including International Accounting Standard (IAS) 34 Interim Financial Reporting.

($ in millions, except per share information)	Quarter Ended
	Dec-31 2020	Sep-30 2020	Jun-30 2020	Mar-31 2020

Revenue	$405.1	$264.4	$278.0	$130.7

Income for the period	$241.6	$161.7	$72.3	$19.0

Income attributable to owners of Turquoise Hill	$159.9	$128.6	$72.6	$45.2

Basic and diluted income per share attributable to owners of Turquoise Hill	$0.79	$0.64	$0.36	$0.22

	Quarter Ended
	Dec-31 2019	Sep-30 2019	Jun-30 2019	Mar-31 2019

Revenue	$221.4	$209.2	$382.7	$352.7

Income (loss) for the period	$109.5	$45.1	$(736.7)	$105.2

Income (loss) attributable to owners of Turquoise Hill	$113.1	$71.7	$(446.5)	$111.2

Basic and diluted income (loss) per share attributable to owners of Turquoise Hill	$0.56	$0.36	$(2.22)	$0.55

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Consolidated Statements of Income (Loss)

(Stated in thousands of U.S. dollars)

		Year Ended December 31,

	Note	2020	2019

Revenue	4	$1,078,192	$1,166,014
Cost of sales	5	(669,394)	(742,985)
Gross margin		408,798	423,029

Operating expenses	6	(202,271)	(221,493)
Corporate administration expenses		(30,602)	(23,443)
Other income		482	2,714
Impairment charges	13	-	(596,906)
Income (loss) before finance items and taxes		176,407	(416,099)

Finance items		`
Finance income	7	17,349	106,335
Finance costs	7	(5,510)	(10,021)
		11,839	96,314
Income (loss) from operations before taxes		$188,246	$(319,785)

Income and other taxes	16	306,396	(157,133)
Income (loss) for the year		$494,642	$(476,918)

Attributable to owners of Turquoise Hill Resources Ltd.		406,288	(150,457)
Attributable to owner of non-controlling interest		88,354	(326,461)
Income (loss) for the year		$494,642	$(476,918)

Basic and diluted earnings (loss) per share attributable to Turquoise Hill Resources Ltd.	21	$2.02	$(0.75)

Basic weighted average number of shares outstanding (000’s)	18	201,231	201,231

The notes to the Company’s financial statements, which are available on the Company’s website, are part of its consolidated financial statements.

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Consolidated Statements of Comprehensive Income (Loss)

(Stated in thousands of U.S. dollars)

	Year Ended December 31,
	2020	2019

Income (loss) for the year	$494,642	$(476,918)

Other comprehensive income (loss):
Items that will not be reclassified to income:
Changes in the fair value of marketable securities at FVOCI	2,231	(1,657)
Other comprehensive income (loss) for the year (a)	$2,231	$(1,657)

Total comprehensive income (loss) for the year	$496,873	$(478,575)

Attributable to owners of Turquoise Hill	408,519	(152,114)
Attributable to owner of non-controlling interest	88,354	(326,461)
Total comprehensive income (loss) for the year	$496,873	$(478,575)

(a) No tax charges and credits arose on items recognized as other comprehensive income (loss) in 2020 (2019 nil).

The notes to the Company’s financial statements, which are available on the Company’s website, are part of its consolidated financial statements.

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Consolidated Statements of Cash Flows
(Stated in thousands of U.S. dollars)

		Year Ended December 31,
	Note	2020	2019

Cash generated from operating activities before interest and tax	20	$371,169	$341,730

Interest received		20,407	84,080
Interest paid		(316,778)	(427,464)
Income and other taxes paid		(33,855)	(9,998)
Net cash generated from (used in) operating activities		$40,943	$(11,652)

Cash flows from investing activities
Receivable from related party: amounts withdrawn	22	511,284	1,375,000
Expenditures on property, plant and equipment		(1,080,516)	(1,308,073)
Pre-production sales proceeds		26,091	-
Purchase of other financial assets		(399)	-
Other investing cash flows		1,106	-
Cash generated from (used in) investing activities		$(542,434)	$66,927

Cash flows from financing activities
Net proceeds of project finance facility	15	-	1,511
Repayment of project finance facility		(23,289)	-
Payment of project finance fees		-	(107)
Payment of lease liability		(4,344)	(7,892)
Cash generated used in financing activities		$(27,633)	$(6,488)

Effects of exchange rates on cash and cash equivalents		760	131
Net increase (decrease) in cash and cash equivalents		$(528,364)	$48,918

Cash and cash equivalents - beginning of year		$1,651,985	$1,603,067
Cash and cash equivalents - end of year		1,123,621	1,651,985
Cash and cash equivalents as presented in the consolidated balance sheets		$1,123,621	$1,651,985

The notes to the Company’s financial statements, which are available on the Company’s website, are part of its consolidated financial statements.

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Consolidated Balance Sheets
(Stated in thousands of U.S. dollars)

	Note	December 31, 2020	December 31, 2019

Current assets
Cash and cash equivalents	8	$1,123,621	$1,651,985
Inventories	9	197,962	175,719
Trade and other receivables	10	60,012	27,047
Prepaid expenses and other assets	11	127,274	99,671
Receivable from related party	12	-	511,284
		1,508,869	2,465,706
Non-current assets
Property, plant and equipment	13	10,927,512	9,782,647
Inventories	9	37,557	28,985
Deferred income tax assets	16	880,705	534,078
Other financial assets	12	14,118	10,978
		11,859,892	10,356,688
Total assets		$13,368,761	$12,822,394

Current liabilities
Borrowings and other financial liabilities	15	$28,288	$26,547
Trade and other payables	14	390,059	466,206
Deferred revenue		103,289	27,896
		521,636	520,649
Non-current liabilities
Borrowings and other financial liabilities	15	4,173,491	4,187,270
Deferred income tax liabilities	16	111,717	79,180
Decommissioning obligations	17	133,964	104,238
		4,419,172	4,370,688
Total liabilities		$4,940,808	$4,891,337

Equity
Share capital	18	$11,432,122	$11,432,122
Contributed surplus		1,558,834	1,558,811
Accumulated other comprehensive income (loss)		1,418	(813)
Deficit		(3,415,601)	(3,821,889)
Equity attributable to owners of Turquoise Hill		9,576,773	9,168,231
Attributable to non-controlling interest	19	(1,148,820)	(1,237,174)
Total equity		$8,427,953	$7,931,057
Total liabilities and equity		$13,368,761	$12,822,394

Commitments and contingencies (Note 23)

The notes to the Company’s financial statements, which are available on the Company’s website, are part of its consolidated financial statements.

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Consolidated Statements of Equity

(Stated in thousands of U.S. dollars)

Year Ended December 31, 2020		Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling Interest (Note 19)	Total equity

Opening balance	$11,432,122	$1,558,811	$(813)	$(3,821,889)	$9,168,231	$(1,237,174)	$7,931,057
Income for the year	-	-	-	406,288	406,288	88,354	494,642
Other comprehensive income for the year	-	-	2,231	-	2,231	-	2,231
Employee share plans	-	23	-	-	23	-	23
Closing balance	$11,432,122	$1,558,834	$1,418	$(3,415,601)	$9,576,773	$(1,148,820)	$8,427,953

Year Ended December 31, 2019		Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling Interest (Note 19)	Total equity

Opening balance	$11,432,122	$1,558,264	$844	$(3,670,310)	$9,320,920	$(910,135)	$8,410,785

Impact of change in accounting policy	-	-	-	(1,122)	(1,122)	(578)	(1,700)
Restated opening balance	$11,432,122	$1,558,264	$844	$(3,671,432)	$9,319,798	$(910,713)	$8,409,085
Loss for the year	-	-	-	(150,457)	(150,457)	(326,461)	(476,918)
Other comprehensive loss for the year	-	-	(1,657)	-	(1,657)	-	(1,657)
Employee share plans	-	547	-	-	547	-	547
Closing balance	$11,432,122	$1,558,811	$(813)	$(3,821,889)	$9,168,231	$(1,237,174)	$7,931,057

The notes to the Company’s financial statements, which are available on the Company’s website, are part of its consolidated financial statements.

Turquoise Hill has filed its Annual Information Form (AIF), Audited Consolidated Financial Statements and accompanying notes, as well as Management’s Discussion and Analysis for the year ended December 31, 2020. These documents are available on the Turquoise Hill investor website at www.turquoisehill.com/s/investors.asp or the Canadian Securities Administrators website at www.sedar.com. Turquoise Hill has also filed its Annual Report on Form 40-F with the U.S. Securities and Exchange Commission (SEC), which is available through the SEC website at www.sec.gov. Turquoise Hill shareholders may request a printed copy of any of these documents, free of charge, from the investor contact noted below.

Contact

Investors and Media

Roy McDowall

+ 1 514-848-1506

roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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About Turquoise Hill Resources

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi); Erdenes Oyu Tolgoi LLC (Erdenes), a Mongolian state-owned entity, holds the remaining 34% interest.

Forward-looking statements and forward-looking information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: discussions with, and the nature of the Company’s relationship and interaction with, the Government of Mongolia on the continued operation and development of Oyu Tolgoi, including with respect to the DE and the potential termination, amendment or replacement of the Oyu Tolgoi Mine Development and Financing Plan; the willingness and ability of the parties to the UDP to amend or replace the UDP; the potential benefits, impact, timing and outcome of the arbitration proceedings (including any related interim relief) initiated with respect to certain agreements with RTIH; the expectations set out in the OTTR20; the timing and amount of future production and potential production delays; statements in respect of the impacts of any delays on the Company’s cash flows; expected copper and gold grades; the merits of the class action complaints filed against the Company in October 2020 and January 2021, respectively; liquidity, funding sources, funding requirements and planning and the status and nature of the Company’s ongoing discussions with Rio Tinto and its subsidiaries with respect to future funding plans and requirements (including as contemplated by the MOU); the amount of any funding gap to complete the Oyu Tolgoi project; the amount and potential sources of additional funding; the Company’s ability to re-profile its existing project debt in line with current cash flow projections; the amount by which a successful re-profiling of the Company’s existing debt would reduce the Company’s currently projected funding requirements; the Company’s and Rio Tinto’s understanding regarding the raising of supplemental senior debt and the Company’s ability to raise supplemental senior debt; the Company’s and Rio Tinto’s understanding regarding the process for identifying and considering other funding options; the Company’s and Rio Tinto’s understanding regarding the scope and timing for an equity offering by the Company to address any remaining funding gap; the Company’s intention to prioritise funding by way of debt and/or hybrid financing over equity funding; the Company’s expectation of the anticipated funding gap; the timing of studies, announcements and analyses; status of underground development; the mine design for Panel 0 of Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North Lift 1 and the possible outcomes, content and timing thereof; expectations regarding the possible recovery of ore in the two structural pillars, to the north and south of Panel 0; the possible progression of SOPP and related amendments to the PSFA as well as power purchase agreements; the timing of construction and commissioning of the potential SOPP; sources of interim power; the potential impact of COVID-19, including any restrictions imposed by health or governmental authorities relating thereto, on the Company’s business, operations and financial condition; capital and operating cost estimates; mill and concentrator throughput; the outcome of formal international arbitration proceedings; anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver; projected gold, copper and silver grades; anticipated capital and operating costs; anticipated future production and cash flows; the anticipated location of certain infrastructure in Hugo North Lift 1 and sequence of mining within and across panel boundaries; the availability and timing of required governmental and other approvals for the construction of the SOPP; the ability of the Government of Mongolia to finance and procure the SOPP within the timeframes anticipated in the PSFA, as amended; the willingness of third parties to extend existing power arrangements; the status and nature of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance (including the outcome of any such interactions or discussions); the willingness and ability of the parties to the UDP to amend or replace the UDP; the nature and quantum of the current and projected economic benefits to Mongolia resulting from the continued operation of Oyu Tolgoi; the status and nature of the Company’s ongoing discussions with Rio Tinto and its subsidiaries with respect to future funding plans and requirements (including as contemplated by the MoU) as well as the potential benefits, impact, timing and outcome of the arbitration proceedings (including any related interim relief) initiated with respect to certain agreements with RTIH.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others: copper, gold and silver price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; development plans for processing resources; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks, including the outcome of the class action complaints filed against the Company; the outcome of the arbitration proceedings, including of any related interim relief; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC or the Government of Mongolia’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including public health crises strikes, blockades or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; global climate change; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; defective title to mineral claims or property and human rights requirements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are reasonable and appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company or the Government of Mongolia to construct such a source) for Oyu Tolgoi; the ability to secure and draw down on the supplemental debt under the Oyu Tolgoi project financing facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto and the Company to further develop Oyu Tolgoi as well as the status and nature of the Company’s ongoing discussions with Rio Tinto and its subsidiaries with respect to future funding plans and requirements (including as contemplated by the MOU) as well as the potential benefits, impact, timing and outcome of the arbitration proceedings (including any related interim relief) initiated with respect to certain agreements with RTIH; the status and nature of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance (including the outcome of any such interactions or discussions); the willingness and ability of the parties to the UDP to amend or replace the UDP; the nature and quantum of the current and projected economic benefits to Mongolia resulting from the continued operation of Oyu Tolgoi; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in OTTR20); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved Commercial Production, there is no assurance that future development activities will result in profitable mining operations.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s AIF and in the “Risks and Uncertainties” section in the Q4 2020 MD&A.

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the “Risks and Uncertainties” section of the Q4 2020 MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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